UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DICKIE WALKER MARINE INC.

(Name of Small Business Issuer in Its Charter)

000-49819

(Commission File Number)

Delaware	33-0931599
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

1405 South Coast Highway

Oceanside, CA 92054

(Address of Principal Executive Offices)

(760) 450-0360

(Issuer’s Telephone Number, Including Area Code)

RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

DICKIE WALKER MARINE, INC.

1405 South Coast Highway

Oceanside, CA 92054

This report is furnished by the Board of Directors of Dickie Walker Marine, Inc., a Delaware corporation (“Dickie Walker”), to the holders of its common stock, $.001 par value. Information in this report regarding China Stationary and Office Supply, Inc. (“China Stationary”), Ningbo Binbin Stationery Co., Ltd. (“Ningbo Binbin”) or their respective managements has been provided to Dickie Walker by China Stationary.

Dickie Walker has entered into a Share Exchange Agreement with China Stationary. China Stationary is a Delaware corporation whose only business consists of owning 90% of the outstanding capital stock of Ningbo Binbin. Ningbo Binbin is a Chinese corporation that manufactures and markets office supplies through a worldwide network of distributors.

The Share Exchange Agreement contemplates that a closing will be held ten days after this Report is mailed to the shareholders of record of Dickie Walker. At the closing, the shareholders of China Stationary will deliver their China Stationary shares to Dickie Walker in exchange for 10,142,889 shares of Dickie Walker common stock and 500,000 shares of a new Series A Preferred Stock, which can be converted into 60,000,000 shares of Dickie Walker common stock. As a result, China Stationary will become a wholly-owned subsidiary of Dickie Walker, and the present shareholders of China Stationary will own 91.4% of the equity in Dickie Walker after the share exchange.

The Share Exchange Agreement provides that, at the closing, Dickie Walker’s Board of Directors will elect two persons designated by China Stationary to serve on the Board of Directors. Those two individuals are Mr. Chenghui Wei, the President of Ningbo Binbin, and Brian Zucker, the Chief Financial Officer of American Union Securities, which is acting as advisor to China Stationary and Ningbo Binbin. The three current members of Dickie Walker’s Board of Directors will then resign from their positions as directors of Dickie Walker.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Dickie Walker on or about May 9, 2006.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 6,585,878 shares of Dickie Walker common stock issued, outstanding and entitled to vote. There are no other outstanding voting securities of Dickie Walker. The following table sets forth the number of Dickie Walker shares owned by each person who, as of April 27, 2006, owns of record, or is known by Dickie Walker to own beneficially, more than 5% of the Dickie Walker common stock, as well as the ownership of such shares by the directors and executive officer of Dickie Walker and the shares beneficially owned by all officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
Gerald W. Montiel 2907 Shelter Island Drive San Diego, CA 92106	1,594,000	(1)	24.2%

Raymond W. Grimm, Jr. P.O. Box 8501 Rancho Santa Fe, CA 92067	62,500	(2)	1.0%

W. Brent Robinson 3734 Promontory Street San Diego, CA 92109	147,167	(3)	2.2%

All officer and directors as a group (3 persons)	1,799,604		27.4%

(1)	Includes 1,256,000 shares held by Montiel Family, LLC. Gerald W. Montiel is the Managing Partner of Montiel Family, LLC and claims beneficial ownership of these shares.
(2)	Includes 12,500 shares owned by the Grimm Family Trust. Mr. Grimm is a trustee of the Grimm Family Trust.
(3)	Includes 16,667 vested stock options exercisable at $2.60 per share and 15,000 vested stock options exercisable at $5.00 per share.

Upon the closing of the share exchange, there will be 16,728,767 shares of Dickie Walker common stock issued and outstanding as well as Series A Preferred Stock convertible into 60,000,000 common shares. The following table sets forth the number of Dickie Walker common shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of Dickie Walker’ common stock on a fully-diluted basis (i.e. assuming conversion of the Series A Preferred Stock), as well as the ownership of such shares by the individuals who will be the directors of Dickie Walker after the closing.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Chenghui Wei c/o Ningbo Binbin Stationary Co. Ltd. Qiaotouhu, Chenguan Town Ninghai City, Zhejiang, China 315611	26,220,401	34.2%

Brian Zucker c/o American Union Securities, Inc. 100 Wall Street – 15th Floor New York, NY 10005	3,901,071	5.1%

All directors as a group (2 persons)	30,121,472	39.3%

Hu Jufen c/o Ningbo Binbin Stationary Co. Ltd. Qiaotouhu, Chenguan Town Ninghai City, Zhejiang, China 315611	17,267,082	22.5%

Huaqin Zhou 136 Hospital Road, Suite 3 Jiangyang City, Sichuan Province, China	6,970,800	9.1%

(1)	All shares will be owned of record.

(2)	Includes 3,837,193 common shares (assuming conversion of all Series A Preferred shares) that will be owned by American Union Securities, Inc., of which Mr. Zucker is the Chief Financial Officer.

NEW BOARD OF DIRECTORS

Upon the closing of the share exchange between China Stationary and Dickie Walker, the current members of the Board of Directors will appoint two individuals designated by China Stationary to replace them as Dickie Walker’s Board of Directors, and the current members of the Board of Directors will resign. The individuals designated by China Stationary to serve on the Board after the closing are identified below.

Chenghui Wei. Mr. Wei founded Ningbo Binbin in 1989, and has served as its President and Chief Executive Officer since then. Under Mr. Wei’s leadership, Ningbo Binbin has grown into a major participant in the Chinese office supply industry. In 2003 China’s Ministry of Commerce included Ningbo Binbin in its list of “Top 100 Private Companies in Export Sales.” Mr. Wei attended the Zhejiang Industrial University, with a concentration in business administration. Mr Wei is 44 years old.

Brian Zucker. Mr. Zucker is a member of the American Institute of Certified Public Accountants. For the past ten years Mr. Zucker has been self-employed as an accountant, with a specialization in accounting for participants in the securities industry. Mr. Zucker has also served during that period as the Chief Financial Officer or the Financial Operations Principal for several hedge funds and securities broker-dealers, including American Union Securities, Inc. Mr. Zucker holds a degree in accounting from Pace University. Mr. Zucker is 45 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board. Brian Zucker will serve as the “audit committee financial expert” for the Board of Directors. Mr. Zucker is qualified to serve as such by his experience in public accounting.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

This table itemizes the compensation paid to Chenghui Wei by Ningbo Binbin for services as its Chief Executive Officer during the past three years. There was no officer of China Stationary or Ningbo Binbin whose salary and bonus for services rendered during the year ended December 31, 2005 exceeded $100,000.

	Year	Salary
Chenghui Wei	2005	$21,951
	2004	18,292
	2003	18,292

Related Party Transactions

Brian Zucker, who will be a director of Dickie Walker after the share exchange, is the Chief Executive Officer of American Union Securities, Inc. American Union Securities has acted as advisor to Ningbo Binbin in connection with the share exchange. In preparation for the share exchange with Dickie Walker, the owners of Ningbo Binbin agreed to transfer 90% of Ningbo Binbin to China Stationary, a newly-formed holding company, in exchange for 71.4% of the outstanding stock of China Stationary. The remaining stock in China Stationary is owned by American Union Securities, persons associated with American Union Securities, and persons associated with the consultant that introduced Ningbo Binbin to American Union Securities. Therefore, when the share exchange is completed, Brian Zucker will hold 63,968 common shares of Dickie Walker (assuming conversion of all Series A Preferred shares) and American Union Securities will hold 3,837,103 such shares.

CURRENT BOARD OF DIRECTORS

The current members of the Board of Directors, who will resign upon closing of the share exchange agreement between China Stationary and Dickie Walker, are identified below.

Gerald W. Montiel. Mr. Montiel is our founder and has served as our Chairman of the Board and Chief Executive Officer since our inception in October 2000, and our Chief Financial Officer since our inception until February 2002. Mr. Montiel has served as our Chief Marketing Officer since February 2002. He was appointed President in November 2003. In 1987, Mr. Montiel co-founded Ashworth, Inc., the largest branded golf apparel company in the United States, and served as its President and Chief Executive Officer from its inception until 1995, and as Chairman of the Board from its inception until his retirement from Ashworth in 1998. Ashworth was recognized in 1994 and 1995 as one of America’s 100 fastest-growing companies by Fortune magazine. In 1973, Mr. Montiel founded World of Arts and Crafts Stores, a 14-store retail chain that merged with Michael’s Arts and Crafts Stores in 1984. Mr. Montiel served on Michael’s Board of Directors from 1984 to 1985. Mr. Montiel graduated from Colorado State University with a Bachelor of Arts with an emphasis in Marketing. He was recognized as its Honored Alumni of the Year in 1994. Mr. Montiel is 58 years old.

W. Brent Robinson. Mr. Robinson was elected as a director in February 2002. Mr. Robinson has over 30 years of experience in the retail industry, specializing in retail store chain development, operations and management. Since 1999, Mr. Robinson has been Chairman and Chief Executive Officer of Virtual Habitat, Incorporated which designs, sells, installs and maintains entertainment systems for residential and commercial use. From 1993 to 1999, he was President and Chief Executive Officer of The Store Group, a retail advisory group for retailers, wholesalers, manufacturers and catalog companies. From 1990 to 1992, Mr. Robinson was a vice president of Blockbuster Video. Mr. Robinson was Vice President of The Limited, Inc. and of Abercrombie & Fitch from 1989 to 1990. Mr. Robinson was a regional manager for the Lerners Shops from 1987 to 1989, and a regional manager for The Limited Stores from 1985 to 1987. Mr. Robinson is 60 years old.

Raymond W. Grimm, Jr. Mr. Grimm was elected as a director in December 2005. Mr. Grimm is the chairman and chief executive officer of FemOne, Inc., a nutritional and weight loss products and cosmetics company, and has served in that capacity since the company’s inception in 2002. Mr. Grimm is also a founder and the chief executive officer of Biopro Technology, Inc., a nutritional and wellness products company, and has served in that capacity since the inception of the company in 2004. Mr. Grimm co-founded and was the President of Bodywise International, Inc., a nutritional supplements company, from it inception in 1989 until 2002. Mr. Grimm is 60 years old.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act of 1934 requires our directors and executive officers and persons who beneficially own more than 10% of the company’s stock to file reports of ownership and subsequent changes with the Securities and Exchange Commission. Based only on a review of copies of such reports and written representations delivered to the Company by such persons, the Company believes that Mr. Grimm filed two late reports comprised of a Form 3 and a Form 4.

Board of Directors and Corporate Governance

Committees and Meetings of the Board

The Board of Directors held nine meetings during the year ended September 30, 2005 (“fiscal 2005”). No incumbent director attended fewer than 75% of the Board and committee meetings in which such director was entitled to participate. The Board has a Compensation Committee and an Audit Committee. During fiscal 2005, the members of the Compensation Committee were James R. Smith, Norman Lefkovits and Brent Robinson. The current members of the Compensation Committee are Brent Robinson and Raymond Grimm. The Compensation Committee provides recommendations concerning salaries and incentive cash compensation for our executive officers and key personnel other than remuneration of directors. The Compensation Committee met once during fiscal 2005.

The Board of Directors has determined that each of the members of the Audit and Compensation Committees, and three non-employee directors serving on the Board of Directors during fiscal 2005 were “independent” as defined by the listing standards of The National Association of Securities Dealers, Section 301 of the Sarbanes-Oxley Act of 2002, and Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as applicable. The Board has determined that each of the current members of the Audit and Compensation Committees are independent under that standard.

The Board of Directors also has determined that each of the members of the Audit Committee during fiscal 2005 was able to read and understand financial statements, and that James R. Smith, who was the Chairman during fiscal 2005, has financial management experience and is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission (the “SEC”). In reaching such determination, the Board of Directors considered the financial, account, business and occupational experience of each Audit Committee member. During fiscal 2005, the Audit Committee held three meetings. The current members of the Audit Committee are W. Brent Robinson and Raymond W. Grimm.

The Board established a Nominating and Governance Committee and adopted a charter for it during the year ended September 30, 2005 (“fiscal 2005”). The Committee currently consists of Mr. Robinson. Stockholders may nominate persons for election to the Board of the Directors and may propose business to be considered at the next annual stockholders’ meeting by complying with the notice procedures set forth the Company’s Bylaws. These procedures are described in the company’s most recent Proxy Statement under “Deadline for Submission of Stockholder Proposals for Next Year”.

Communications with the Board

The Company’s Board of Directors believes that it is important for stockholders to have a process to send communications to the Board. Accordingly, there are two methods by which communications can occur. Any stockholder can mail or deliver a written communication to the Board, addressed to the Chairman of the Board at the Company’s corporate office. The Chairman of the Board will distribute each such communication to the entire Board. Any stockholder who desires to communicate with the non-management directors of the Board can mail or deliver a written communication to the Chairman of the Audit Committee, addressed to the Audit Committee Chairman at the Company’s corporate office. The Company will forward each such communication to the Audit Committee Chairman, and the Audit Committee Chairman or his designee will distribute a copy of each such communication to the other non-management directors.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors has not established a policy for director attendance at the Company’s Annual Meeting of Stockholders.

Executive Compensation of Current Management

The following table sets forth the compensation paid by us to our Chief Executive Officer and other executive officers for the years ended September 30, 2005, 2004 and 2003.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Other Annual Compen- sation ($) Other		Long-Term Compensation
		Salary ($)	Bonus ($)			Awards Securities Underlying Options (#)(1)
Gerald W. Montiel	2005	$88,000	$—	$—
Chief Executive Officer,	2004	$91,000	$—	$—
Current President,	2003	$100,000	$—	$—
Chief Marketing Officer

Eric M. Montiel(3)	2005	$71,105	$—	$11,998	(5)	45,000
Former Vice President-Sales,	2004	$93,333	$—	$4,200	(2)	35,000
Former Secretary	2003	$78,473	$—	$16,709	(6)	35,000

Todd W. Schmidt(4)	2005	$95,833	$—	$4,200	(2)	60,000
Current Chief Financial Officer	2004	$97,667	$—	$4,200	(2)	35,000
	2003	$15,700	$—	$67,367	(4)	35,000

(1)	All awards reported under this column were stock options issued under the 2002 Equity Incentive Plan.
(2)	Amounts paid for car allowance.
(3)	Mr. Montiel became Vice President of Sales in December 2002 and resigned on July 31, 2005. Stock options totaling 70,000 shares expired upon Mr. Montiel’s resignation.
(4)	Mr. Schmidt became Chief Financial Officer in July 2003. Prior to that time he was a financial consultant to the Company. Includes $700 for car allowance and $66,667 for consulting services in 2003.
(5)	Represents $8,398 reimbursement for relocation expense and $3,600 paid for car allowance.
(6)	Represents $13,209 reimbursement for relocation expense and $3,500 paid for car allowance.

Option Grants in Fiscal 2005

The following table sets forth information concerning stock option grants during fiscal 2005 to our named executive officers. All options granted in fiscal 2005 were issued under the 2002 Equity Incentive Plan. In general, the options vest and become exercisable over a four-year period, with 25% vesting on after one year and the remainder vesting monthly in equal increments over the following three years. Options granted in fiscal year 2005 vested immediately. The options have a term of ten years, subject to earlier termination under certain circumstances related to termination of employment.

In general, under our Equity Incentive Plan the exercise price of the options may be paid:

•	by cash or check,

•	in shares of common stock held for the requisite period necessary to avoid a charge to the company’s earnings for financial reporting purposes and valued at fair market value on the exercise date, or

•	Through a cashless exercise procedure involving a same-day sale of the purchased shares.

The Compensation Committee may grant stock appreciation rights in tandem with option grants under the 2002 Equity Incentive Plan. No stock appreciation rights were granted to any of the named executive officers during fiscal 2004.

Option Grants in Fiscal 2005 Table

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price ($/Share)	Expiration Date
Eric M. Montiel(1)	45,000	23.3%	$1.20	04/26/2015
Todd W. Schmidt(1)	60,000	31.1%	$1.20	04/26/2015

(1)	Options granted in fiscal 2005 vest immediately.
(2)	In fiscal 2005, all employees as a group received stock options amounting to a total of 193,000 shares.

Option Exercises and Holdings

The following table sets forth certain information with respect to the number and value of unexercised stock options held by our named executive officers as of September 30, 2005. No stock options or stock appreciation rights were exercised by the officers during fiscal 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at September 30, 2005		Value of Unexercised in-the-Money Options at September 30, 2005(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Todd W. Schmidt	—	N/A	111,771	18,229	—	—

(1)	Value is based on the difference between the option exercise price and the fair market value at September 30, 2005 ($0.19 per share, determined on the basis of the closing selling price per share of common stock as reported in the Pink Sheets), multiplied by the number of shares underlying the option.

Compensation of Directors

While we do not pay cash compensation to our directors, they are reimbursed for expenses they incur in attending meetings of the Board or Committees of the Board. In April 2005, Mr. Robinson was granted an option to purchase 35,000 shares at $1.20 per share and Mr. Lefkovits, a former director was granted an option to purchase 15,000 shares at $1.20 per share. These options vested immediately.

Employment Agreement

Under an employment agreement dated February 1, 2002, and renewed for one year as of February 1, 2005, Gerald W. Montiel serves as our Chairman of the Board, Chief Executive Officer and Chief Marketing Officer. Under the agreement, Mr. Montiel earns a minimum base salary of $100,000 per year, beginning October 1, 2002. He may be awarded bonuses at the discretion of the Board of Directors. He is entitled to the employee benefits we offer to all of our employees. If Mr. Montiel’s employment is terminated for any reason other than (i) by Mr. Montiel’s voluntary resignation, (ii) by his death, disability or normal retirement or (iii) by us for cause, Mr. Montiel will be entitled to severance compensation equal to one year’s salary. During the term of this agreement Mr. Montiel agreed to protect our confidential information, to refrain from competing with us, and to assign to us all rights in intellectual property developed by him during the term of his employment. Mr. Montiel’s employment agreement will terminate upon the closing with China Stationary. He will enter into a new employment agreement and consulting agreement with the company at closing which will, together, have combined term of twelve months from closing.

Certain Relationships and Related Transactions of Current Management

License Agreement

We have been granted the exclusive and unlimited right to use the name, image and likeness of the Dickie Walker vessel in connection with the sale of our products and for our business generally. This right was granted under a license agreement between Gerald W. Montiel and us. The agreement was effective as of February 1, 2002 and has a 99-year term. Under the agreement, we have a right of first refusal to purchase the Dickie Walker vessel at fair market value. We also have the exclusive right to establish and protect trademarks that use the vessel’s name, image, structure or likeness. The agreement is binding on all subsequent owners of the vessel. We may terminate the agreement upon notice to Mr. Montiel, but he may terminate the agreement only in the event of a material breach by us. This agreement was approved by a majority of our disinterested directors who had access, at our expense, to our legal counsel or independent legal counsel. This agreement will terminate upon closing of the transaction with China Stationary.

Reimbursement Agreement

Mr. Montiel also has agreed to make the vessel available to us for corporate events, photo shoots and promotions pursuant to an agreement between Mr. Montiel, dated February 1, 2002 and us. Under the agreement we reimburse Mr. Montiel for expenses incurred in connection with our use of the vessel, including cost of crew, fuel, docking fees and maintenance. We are entitled to use the vessel a minimum of 60 days per year. The agreement has a 99-year term but may be terminated by us on 30 days’ notice. This agreement was approved by a majority of our disinterested directors. For the years ended September 30, 2005, 2004 and 2003, the Company paid approximately $48,000, $45,000 and $36,000, respectively, in connection with this arrangement. This agreement will terminate upon closing of the transaction with China Stationary.

Loan from Gerald W. Montiel

On March 2, 2005, Mr. Montiel loaned us a total of $53,902.07, the proceeds of which were used to pay off leases on embroidery machines. The note is payable on demand and accrues interest at 8.0% per annum. This loan was repaid on November 2, 2005.

May 2, 2006

By Order of the Board of Directors:

/s/ Gerald W. Montiel

Gerald W. Montiel, President